Barry Honig
555 S. Federal Highway #450
Boca Raton, FL 33432

November 22, 2013

Cadus Corporation
Attn: Board of Directors
767 Fifth Avenue
New York, NY 10153

Dear Cadus Board of Directors,

I am writing this letter in disagreement with Farpoint Capital’s recent letter addressed to Carl Icahn regarding Cadus.  Contrary to Farpoint Capital, I have acquired my position in Cadus and have steadily increased it based upon Brett Icahn being on Cadus’ Board of Directors and Carl Icahn being the largest shareholder.

I believe in betting on the jockey.  In this case I believe that betting on the Icahn team will create more value than potentially forcing the wrong merger for this vehicle.  Patience is a key trait of many successful investors, and I believe it is a question of when, not if, the Icahns spot the right opportunity for Cadus and create enormous value for all shareholders in the process.

Carl Icahn has the most to lose and the most to gain with Cadus.  With his track record over the past 15 years, there is no investor I would rather get behind.  I accumulated my recently filed 4% stake in Cadus because of the value I believe Brett Icahn can add as well by being on the board with his father’s backing.  The Icahns have more access to deal flow than possibly anyone on the street, so I cannot imagine someone else coming on board who could better identify an acquisition target for Cadus.

I see Cadus as an opportunity to invest in Carl and Brett for less than cash.  I do not think discontent from any particular shareholder over the length of time it is taking to spot the right fit should spoil a potentially large reward for other shareholders.  This is my take as a fellow large shareholder on Farpoint’s recent public outcry to Carl and their stating they will be voting against Brett Icahn and the rest of the board.

I will continue to be a buyer of Cadus at the current price level and I will be firmly backing Brett Icahn and the rest of the board of directors.   I will wait patiently for them and Carl Icahn to spot the right opportunity to utilize Cadus’ cash stockpile.  I anticipate a large potential return when this does happen and steadfastly believe that therein lies the real value for Cadus shareholders.

Sincerely,

Barry Honig